UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     *)

SUMMER INFANT, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

865646 10 3

(CUSIP Number)

Jason P. Macari

c/o Summer Infant, Inc.

582 Great Road

North Smithfield, Rhode Island 02896

Telephone: (401) 671-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 6, 2007

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865646 10 3	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jason P. Macari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO -- See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,351,463 Shares
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

3,351,463 Shares
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,351,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 865646 10 3	SCHEDULE 13D	Page 3 of 6 Pages

This Schedule 13D is filed by Jason P. Macari (“Reporting Person”) with respect to ownership of the common shares of Summer Infant, Inc.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 15,116,667 common shares outstanding as of March 6, 2007.

Item 1.	Securities and Issuer

The class of equity securities to which this statement relates is the common shares, par value $.0001 per share (“Common Shares”), of Summer Infant, Inc. (“Issuer”), a Delaware corporation, whose principal executive offices are located at 582 Great Road, North Smithfield, Rhode Island 02896. The Issuer is engaged in the manufacture, design and sale of juvenile and infant health and Safety products.

Item 2.	Identity and Background

Reporting Person is Chief Executive Officer and a director of the Issuer. His is principal place of business is Issuer’s principal offices at 582 Great Road, North Smithfield, Rhode Island 02896. Reporting Person became Chief Executive Officer and a director of the Issuer on March 6, 2007 as part of the Issuer’s acquisition (the “Summer Acquisition”) of Summer Infant (USA), Inc. and its affiliates companies (the “Summer Operating Companies”).

Reporting Persons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Person acquired all 3,351,463 shares of the Issuer’s Common Shares on March 6, 2007 in consideration of the Summer Acquisition. Reporting Person was the principal owner of the Summer Operating Companies, which were acquired by Issuer under the terms of an Agreement and Plans of Reorganization, dated as of September 1, 2006.

Item 4.	Purpose of Transactions

The Reporting Person made the acquisitions reported on in this Schedule 13D in connection with the Summer Acquisition. The Reporting Person may undertake one or more of the actions set forth below.

Reporting Person may acquire additional securities or sell securities of the Issuer from time to time in the market or in private transactions.

The Reporting Person has no agreements to acquire any additional Common Shares at this time, except that he shall be entitled to receive 2,250,250 of the Issuer’s Common Shares in

CUSIP No. 865646 10 3	SCHEDULE 13D	Page 4 of 6 Pages

the event that the last sales price of Issuer’s common stock is equal to or exceeds $8.50 on any twenty (20) trading days during any thirty (30) consecutive trading day period commencing on the June 6, 2007 and ending on April 20, 2009.

As a director and CEO of the Issuer, the Reporting Person is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors. Notwithstanding the foregoing, the Reporting Person has no plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b) Reporting Person is the beneficial owner of 3,351,463 Common Shares of the Issuer. He has sole voting and dispositive power over these shares. He beneficially owns 22.17% of the Issuer’s Common Shares.

(c) On March 6, 2007, Mr. Macari received 3,351,463 of the Issuer’s Common Shares in the Summer Acquisition.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The Reporting Person is a party to an Agreement and Plans of Reorganization, dated as of September 1, 2006 (“Acquisition Agreement”), which governs the Summer Acquisition. Under the terms of the Acquisition Agreement, the Reporting Person received 3,351,463 Common Shares upon consummation of the Summer Acquisition and will be entitled to receive 2,250,250 of the Issuer’s Common Shares in the event that the last sales price of Issuer’s common stock is equal to or exceeds $8.50 on any twenty (20) trading days during any thirty (30) consecutive trading day period commencing on the June 6, 2007 and ending on April 20, 2009.

All of the aforementioned Common Shares are subject to a lock-up agreement between the Reporting Person and the Issuer, by which the Reporting Person has agreed not to sell any of the Common Shares prior to April 21, 2008, subject to certain exceptions.

In connection with the Acquisition, the Reporting Person was granted the rights to have any and all of the Common Shares received by him in the Summer Acquisition registered under the Securities Act of 1933, as amended, upon demand. In addition, he received piggyback registration rights with respect to such shares.

CUSIP No. 865646 10 3	SCHEDULE 13D	Page 5 of 6 Pages

Under the terms of a voting agreement entered into in connection with the Summer Acquisition, the board of directors of the Issuer was increased to seven members upon consummation of the Summer Acquisition. The board includes two persons designated by the Reporting Person and Mr. Steven Gibree (an owner of the Summer Companies prior to the Summer Acquisition), such designees initially being the Reporting Person and Mr. Gibree, and two persons designated by certain other stockholders of the Issuer (“Founding KBL Holders”). The other three members of the board were mutually designated by the Reporting Person and Mr. Gibree, on the one hand, and the Founding KBL Holders, on the other hand.

Item 7.	Material to be Filed as Exhibits

1. Agreement and Plans of Reorganization dated as of September 1, 2006, by and among KBL Healthcare Acquisition Corp. II, and its wholly owned subsidiary, SII Acquisition Corp. (“Acquisition Sub”), Summer Infant, Inc. (“SII”), Summer Infant Europe, Limited (“SIE”) and Summer Infant Asia, Ltd. (“SIA” and, collectively, with SII and SIE, the “Targets”) and the stockholders of the Targets (Included as Annex A of the Definitive Proxy Statement (No. 000-51228), filed February 13, 2007 and incorporated by reference herein).

2. Form of Lock-up Agreement between Issuer and Reporting Person (Included as Exhibit 10.3 of the Current Report on Form 8-K, filed September 5, 2006 and incorporated by reference herein).

3. Voting Agreement (Included as Annex D of the Definitive Proxy Statement (No. 001-32455), filed February 13, 2007 and incorporated by reference herein)

4. Registration Rights Agreement Form of Voting Agreement (Included as Annex G of the Definitive Proxy Statement (No. 001-32455), filed February 13, 2007 and incorporated by reference herein)

CUSIP No. 865646 10 3	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2007	/s/ Jason P. Macari
JASON P. MACARI